

Mail Stop 4720

July 21, 2016

Via E-mail
E. Barclay Simmons
Chairman and Non-Executive Director
The Bank of N.T. Butterfield & Son Limited
65 Front Street
Hamilton, HM 12
Bermuda

> **Re:** **The Bank of N.T. Butterfield & Son Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 7, 2016**
> **CIK No. 0001653242**

Dear Mr. Simmons:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview, page 1

1.   We note your charts presenting your "Core Net Income to Common" and "Core Earnings per Common Share Fully Diluted" on pages 3 and 81. We also note your charts presenting "Core ROATCE" on pages 10 and 88. These presentations appear to give undue prominence to these non-GAAP measures as they are not balanced with the presentation of your comparable GAAP measures for the periods presented. Refer to

Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, and revise your presentation accordingly.

A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired…, page 27

2.   We note your revised disclosure in response to comment 20 that indices for the value of residential real estate did not exist in Bermuda, the UK or the Cayman Islands. Revise this risk factor, or add a separate risk factor, that discusses the risks to investors from the fact that you do not have a mechanism to value the overall real estate market in your key business areas, and therefore must rely on observations of the valuation of your own real estate originations in order to assess whether the value of mortgaged real estate has declined.

Reconciliation of Non-GAAP Financial Measures, page 69

3.   We note your response to prior comment 6 of our letter dated June 16, 2016 and your revised disclosures related to your non-GAAP adjustments. A number of the adjustments are characterized as "non-recurring" or "individually non-recurring," even though some of these adjustments do not meet the characteristics of non-recurring provided in Item 10(e)(1)(ii)(B) of Regulation S-K as they are likely to recur in the next two years or there was a similar adjustment within the prior two years. Therefore, please revise your descriptions of such adjustments to comply with the guidance of Regulation 10(e). Refer also to Non-GAAP Compliance and Disclosure Interpretations Question 102.03.

Earnings Upside Potential, page 89

4.   In this section you discuss the potential positive impact on your business from an increase in market interest rates. It also appears that, world-wide, interest rates have trended downward, with some nations borrowing at negative rates. Revise this section to discuss the impact on your earnings from a continuation of the low-rate environment, and also the impact of lowered rates over the short term upon your earnings. Make similar revisions to your disclosure on page 10. Also, revise this section to discuss the extent to which management believes that some of your non-interest bearing deposits might withdraw in search of more yield in the event that rates did increase.

5.   Please tell us, with a view towards revised disclosure, whether management has identified any specific acquisition targets, particularly in the wealth management area.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Shaun Morris
        Edward J. Lee, Esq.